Robert Charles Brighton, Jr. Shareholder Phone: 954.985.4178 Fax: 954.985.4176 Rbrighton@beckerlawyers.com Becker & Poliakoff 1 East Broward Blvd. Suite 1800 Ft. Lauderdale, FL 33301

July 25, 2022

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Benjamin Holt, Staff Attorney

Ms. Pam Howell, Office Chief

Re:	Golden Star Acquisition Corporation

Amendment No.1 to Registration Statement on Form S-1

Filed December 9, 2021

File No. 333-261569

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated January 4, 2022 to Mr. Linjun Guo, Chief Executive Officer of Golden Star Acquisition Corporation, a Cayman exempt liability company (the Company), regarding comments on Amendment No. 1 to the Company’s Registration Statement on Form S-1. On behalf of our client, and as requested by the Staff, we are responding to the questions raised by the Staff and amending the Company’s prospectus included in the Registration Statement to include certain clarifying disclosure to address the Staff’s comments. For your convenience, we have set forth the Staff’s comments in bold, followed by our response, as follows:

Cover Page

1.

We note your cover page disclosure that your sponsor and certain members of your management and board have significant business ties to, or are based in, or reside in, the People’s Republic of China and Hong Kong, and that you may consider a business combination with an entity or business with a physical presence or other significant ties to China/Hong Kong and this could subject you to certain legal and operational risks associated with having the majority of the post business combination operations in China. Please revise your cover page so that this disclosure is prominent. In addition, your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

We have revised the disclosure on the Cover Page to give greater prominence to the risks presented by a business combination with an entity or business with a physical presence or other significant ties to China/Hong Kong, including those presented by recent statements and regulatory actions by China’s government, such as those related to data security and anti-monopoly concerns, and also how such a business combination could affect our ability to list on an U.S. or other foreign exchange. We have similarly revised disclosure in our prospectus summary to highlight these risks.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

July 25, 2022

2.	Provide a description of how cash will be transferred throughout the organization if you acquire a company based in China and disclosure regarding your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers have been made to date, and quantify the amounts where applicable.

We have revised the disclosure in the Cover Page and elsewhere in the prospectus to describe how cash will be transferred throughout the organization if we acquire a company based in China. With respect to VIE agreements, we have revised the disclosure to clearly state that we do not intend to engage in a business combination or similar transaction utilizing the variable interest entity corporate structure or similar contractual arrangements. We note that the company does not have any business or operations other than those related to this offering at present and thus has not made any transfers or distributions of cash other than funds raised from our founders relating to this offering.

3.	We note your disclosure on the prospectus cover page and elsewhere that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly. In addition, if true, please disclose that these contracts have not been tested in court.

We have revised the disclosure to clearly state that we do not intend to engage in a business combination or similar transaction utilizing the variable interest entity corporate structure or similar contractual arrangements.

Summary, page 1

4.	We note your disclosure on pages 2 and 22 regarding foreign exchange. Please expand your disclosure to provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

We have revised the disclosure to include an expanded discussion of how cash will be transferred following a business combination with a company based in or with significant operations in China. Our revised discussion also includes a description of the restrictions on foreign exchange and intercompany and cross border transfers of funds, as well as those impacting dividends and other distributions to U.S. investors. We note that we do not intend to engage in any business combination or similar transaction involving a VIE structure or agreement.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

July 25, 2022

5.	We note your disclosure on pages 21 and 22 regarding the variable interest entity structure. Please expand your disclosure to describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

We note that we do not intend to engage in any business combination or similar transaction involving a VIE structure or agreement.

6.	We note your disclosure on page 22 regarding the HFCA Act. Please expand your disclosure to discuss that if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, an exchange may determine to delist your securities.

We have revised our disclosure in the prospectus to include a discussion of the risk that an exchange may determine to delist our securities in the event that the PCAOB determines it cannot inspect or fully investigate the auditor of a company we may target for an initial business combination.

7.	We note your summary of risk factors on page 26 and the risks that acquiring a company whose corporate structure or whose operations in China poses to investors. Please expand your disclosure to include cross-references to the more detailed discussion of these risks in the prospectus.

We have revised the disclosure in the summary of risk factors to include cross references to other parts of the prospectus which include a more detailed discussion of the risks relating to the acquisition of a company based in or having significant operations in the Republic of China appearing elsewhere in the prospectus.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

July 25, 2022

8.	We note the disclosure on page 21 that you are a Cayman Islands company and not currently in the PRC, and therefore are not required to obtain any permission to issue your securities in this initial public offering from any PRC authorities. Please disclose the consequences to you and your investors if you inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

We have revised the disclosure in the prospectus to provide an expanded discussion of this issue. We have added discussion of the consequences to the company and our investors if we inadvertently conclude that such approvals are not required, or applicable laws, regulations or interpretations change and we are required to obtain approval in the future.

9.	We note your disclosure on page 57 regarding the HFCAA. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted. Please also update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

We have revised the disclosure included in the prospectus to discuss the potential impact of the Accelerating Holding Foreign Companies Accountable Act, as well as the passage of rules by the Commission implementing the HFCAA, and the report issued by the PCAOB regarding its inability to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong, in the event that our initial business combination is with a company based in with significant operations in the People’s Republic of China, Hong Kong.

10.	Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.

We have revised the disclosure in the prospectus to add additional discussion in our risk factors to specifically address PRC laws and regulations concerning acquisitions by foreign investors that we may subject to if we seek to acquire a PRC-based or controlled business as our initial business combination, including the risks pertaining to delay given the time periods in which we must complete an initial business combination.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

July 25, 2022

11.	We note the statement on page 58 that the VIE structure “has been adopted by many PRC- based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China.” Please clarify this statement. In this regard, we note your disclosure on page 21 stating that as you are not currently in the PRC and are a Cayman Islands entity, you are not required to obtain any permission from any PRC authorities.

We have revised our disclosure in the prospectus to delete references to the use of the VIE structure since we do note utilize , and do not intend to engage in a business combination or other transaction utilizing, a VIE structure or similar arrangement, and have included revised disclosure on page 58 and state elsewhere in the prospectus that we are organized under the laws of the Cayman Islands and are not based, and do not have any assets, in the PRC. We have also added additional discussion of PRC laws and regulations that may impact a business combination with a China-based or controlled business, in the risk factors and elsewhere in the prospectus.

12.	We note your disclosure on page 62 regarding recent greater oversight by the Cyberspace Administration of China. Please expand your disclosure to explain how this oversight could impact the process of searching for a target and completing an initial business combination.

We have revised the disclosure on page 62 and elsewhere in the prospectus to expand discussion of the impact that greater oversight by the Cyberspace Administration of China might have on a potential target company subject to its jurisdiction.

13.	We note the disclosure on page 59 that disputes arising from contractual arrangements between the company and the third parties in any VIE agreements will be resolved through arbitration in the PRC, although these disputes do not include claims arising under the U.S. federal securities law and thus do not prevent an investor from pursuing claims under the U.S. federal securities law. Please add disclosure clarifying the likelihood that the assets of the company would be located in the PRC and the limitations on the ability of investors to recover assets located in the PRC based upon a decision by a US court.

We have revised the disclosure in the prospectus to disclose that we do not intend to utilize a VIE structure or similar arrangement in any business combination transaction.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

July 25, 2022

14.	We note that the warrants are exercisable the later of the consummation of the initial business combination or 9 months from the initial public offering. Since the warrants may be exercisable within one year, please include in the registration statement the common stock underlying the warrants. See Compliance and Disclosure Interpretations Securities Act Sections Question 103.04.

We have revised the terms of the warrants to provide that they shall be exercisable on the date that is the later of the consummation of our initial business combination or 12 months after completion of our initial public offering

We trust that our response fully addresses the Staff’s concerns as set forth in its comment letter. Should the Staff have any additional questions regarding the information contained in the Registration Statement or with respect to our response to the comment letter, please contact the undersigned by email at rbrighton@beckerlawyers.com, or Bill Huo, Esq at bhuo@beckerlawyers.com. You may also contact the undersigned by phone at (954) 985-4178.

Very truly yours,

By:	/s/ Robert C. Brighton, Jr.
Name:	Robert C. Brighton, Jr.

Cc:	Bill Huo, Esq.
Mr. Linjun Guo